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Exhibit 99.3

        DRAFT

[LOGO OF ADP INVESTOR COMMUNICATIONS]
5970 CHEDWORTH WAY
MISSISSAUGA, ON L5R 4G5

ADP INVESTOR COMMUNICATIONS
ADP INVESTOR COMMUNICATIONS
5970 CHEDWORTH WAY
MISSISSAUGA, ON                    2710
L5R 4G5                                      2,716

ADP INVESTOR
5970 CHEDWORTH WAY
MISSISSAUGA ON L5R 4G5
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GEAC COMPUTER CORPORATION LIMITED

MEETING TYPE:	SPECIAL MEETING
MEETING DATE:	THURSDAY, JANUARY 19, 2006 AT 10:00 AM EST
RECORD DATE:	DECEMBER 12, 2005
CONTROL NO:	892785069128 CUSIP: 368289-104
ACCOUNT NO:	C1234567890
PROXY DEPOSITE DATE:	JANUARY 17, 2006
WE NEED TO RECEIVE YOUR VOTING INSTRUCTIONS AT LEAST ONE BUSINESS DAY BEFORE THE PROXY DEPOSIT DATE.
R3

VOTE BY MAIL:	This voting instruction form may be returned by mail to:	PROXY TABULATION P.O BOX 2800 STN LCD Malton MISSISSAUGA, ON L5T 2T8

VOTE BY TELEPHONE:	You may enter your voting instructions by telephone at: English: 1-800-474-7493 or French: 1-800-474-7501 Your 12-digit control number is located below.

VOTE BY INTERNET:	Go to: www.proxyvotecanada.com Your 12-digit control number is located below.

VOTE BY FACSIMILE:	You may fax your voting instructions to: (905) 507-7793 or (514) 281-8911.

APPOINTEES(S) CHARLES S. JONES, OR FAILING HIM, C. KENT JESPERSEN
YOU MAY APPOINT A PERSON TO ATTEND, VOTE AND ACT ON YOUR BEHALF AT THE MEETING, OR ANY ADJOURNMENT THEREOF, OTHER THAN THE PERSONS SPECIFIED ABOVE. PLEASE WRITE THE NAME OF THE PERSON ATTENDING THE MEETING ON THE "APPOINTEE" LINE BELOW.
FOLD AND DETACH HERE	*SEE VOTING INSTRUCTIONS ON REVERSE*

GEAC COMPUTER CORPORATION LIMITED	CONTROL NO:
MEETING DATE: JANUARY 19, 2006 CUSIP: 368289-104 CUID:	999999999999	[CODE BAR]
ACCOUNT NO: C1234567890

APPOINTEE
IF YOU WISH TO ATTEND THE MEETING OR DESIGNATE ANOTHER PERSON TO ATTEND ON YOUR BEHALF, PRINT YOUR NAME OR THE NAME OF THE PERSON ATTENDING THE MEETING ON THE "APPOINTEE" LINE BELOW.
PLEASE PRINT APPOINTEE NAME

ITEM(S) (FILL IN ONLY ONE "☐" PER ITEM IN BLACK OR BLUE INK) VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES

A)	BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:	FOR	AGAINST

	(1) THE ARRANGEMENT (THE "ARRANGEMENT") UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT (THE "CBCA") INVOLVING THE CORPORATION, AS MORE PARTICULARLY DESCRIBED AND SET FORTH IN THE MANAGEMENT INFORMATION CIRCULAR (THE "CIRCULAR") OF THE CORPORATION ACCOMPANYING THE NOTICE OF THIS MEETING (AS THE ARRANGEMENT MAY BE MODIFIED OR AMENDED) BE AND IS HEREBY AUTHORIZED, APPROVED AND ADOPTED.	☐	☐

(2) THE PLAN OF ARRANGEMENT (THE "PLAN OF ARRANGEMENT") INVOLVING THE CORPORATION, THE FULL TEXT OF WHICH IS SET OUT AS SCHEDULE C TO THE ARRANGEMENT AGREEMENT DATED NOVEMBER 6, 2005 AMONG TRICAGE ACQUISITION S.À.R.L, TRICAGE MERGE CORP., MAGELLAN HOLDINGS INC., TRISYN GROUP HOLDINGS LIMITED AND THE CORPORATION (THE "ARRANGEMENT AGREEMENT"), AS THE PLAN OF ARRANGEMENT MAY BE OR MAY HAVE BEEN AMENDED, IS HEREBY APPROVED AND ADOPTED.

(3) THE ARRANGEMENT AGREEMENT, THE ACTIONS OF THE DIRECTORS OF THE CORPORATION IN APPROVING THE ARRANGEMENT AGREEMENT AND THE ACTIONS OF THE OFFICERS OF THE CORPORATION IN EXECUTING AND DELIVERING THE ARRANGEMENT AGREEMENT AND ANY AMENDMENTS THERETO ARE HEREBY RATIFIED AND APPROVED.

(4) NOTWITHSTANDING THAT THIS RESOLUTION HAS BEEN PASSED (AND THE ARRANGEMENT ADOPTED) BY THE SHAREHOLDERS OF THE CORPORATION OR THAT THE ARRANGEMENT HAS BEEN APPROVED BY THE ONTARIO SUPERIOR COURT OF JUSTICE (COMMERCIAL LIST), THE DIRECTORS OF THE CORPORATION BE AND ARE HEREBY AUTHORIZED AND EMPOWERED WITHOUT FURTHER APPROVAL OF THE SHAREHOLDERS OF THE CORPORATION (I) TO AMEND THE ARRANGEMENT AGREEMENT OR THE PLAN OF ARRANGEMENT TO THE EXTENT PERMITTED BY THE ARRANGEMENT AGREEMENT OR THE PLAN OF ARRANGEMENT, AND (II) SUBJECT TO THE TERMS OF THE ARRANGEMENT AGREEMENT, NOT TO PROCEED WITH THE ARRANGEMENT OR THE PLAN OF ARRANGEMENT.

(5) ANY DIRECTOR OR OFFICER OF THE CORPORATION BE AND IS HEREBY AUTHORIZED AND DIRECTED FOR AND ON BEHALF OF THE CORPORATION TO EXECUTE, UNDER THE CORPORATE SEAL OF THE CORPORATION OR OTHERWISE, AND TO DELIVER TO OR FILE WITH THE DIRECTOR UNDER THE CBCA ARTICLES OF ARRANGEMENT AND SUCH OTHER DOCUMENTS AS ARE NECESSARY OR DESIRABLE TO GIVE EFFECT TO THE ARRANGEMENT AND THE PLAN OF ARRANGEMENT IN ACCORDANCE WITH THE ARRANGEMENT AGREEMENT.

(6) ANY DIRECTOR OR OFFICER OF THE CORPORATION BE AND IS HEREBY AUTHORIZED AND DIRECTED FOR AND ON BEHALF OF THE CORPORATION TO EXECUTE OR CAUSE TO BE EXECUTED, UNDER THE CORPORATE SEAL OF THE CORPORATION OR OTHERWISE, AND TO DELIVER OR CAUSE TO BE DELIVERED, ALL SUCH OTHER DOCUMENTS AND INSTRUMENTS AND TO PERFORM OR CAUSE TO BE PERFORMED ALL SUCH OTHER ACTS AND THINGS AS IN SUCH PERSON'S OPINION MAY BE NECESSARY OR DESIRABLE TO GIVE FULL EFFECT TO THE FOREGOING RESOLUTIONS AND THE MATTERS AUTHORIZED THEREBY, SUCH DETERMINATION TO BE CONCLUSIVELY EVIDENCED BY THE EXECUTION AND DELIVERY OF SUCH DOCUMENT, AGREEMENT OR INSTRUMENT OR THE DOING OF ANY SUCH ACT OR THING.

*NOTE* THIS VOTING INSTRUCTION FORM CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.
*NOTE* THIS VOTING INSTRUCTION FORM SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR.

SIGNATURES(S)	*INVALID IF NOT SIGNED	DATE (DD/MM/YY)
☐
REQUEST FOR LEGAL PROXY: DO NOT MARK THIS BOX WITHOUT REVIEWING THE LEGAL PROXY SECTION ON THE REVERSE OF THIS FORM.

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  Exhibit 99.3